                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                           AVERY COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   053605 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                JOSEPH R. SIMRELL
                             PRIMAL SOLUTIONS, INC.
                           18881 VON KARMAN, SUITE 400
                            IRVINE, CALIFORNIA 92612
--------------------------------------------------------------------------------
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                               - with copies to -
                              Randolf W. Katz, Esq.
                                 Bryan Cave LLP
                           2020 Main Street, Suite 600
                            Irvine, California 92614
                                 (949) 223-7000

                                NOVEMBER 3, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D
          -------------------------                       ---------------------
            CUSIP No. 053605 10 1                           Page 2 of 8 Pages
          -------------------------                       ---------------------

---------------- ------------------------------------------------------------------------------------------------------
                 NAMES OF REPORTING PERSONS
       1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Joseph R. Simrell
---------------- ------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)                          (a) / /
                                                                                                             (b) /X/

---------------- ------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- ------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (See Instructions)

                 00
---------------- ------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------------- ------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
------------------------- ----------- ---------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
       NUMBER OF
        SHARES                        1,539,403
      BENEFICIALLY        ----------- ---------------------------------------------------------------------------------
        OWNED BY              8       SHARED VOTING POWER
         EACH
       REPORTING                      0
        PERSON            ----------- ---------------------------------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                      1,539,403
                          ----------- ---------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
---------------- ------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,539,403
---------------- ------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

---------------- ------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 11.8%
---------------- ------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (See Instructions)

                 IN
---------------- ------------------------------------------------------------------------------------------------------

                                       SCHEDULE 13D
          -------------------------                       ---------------------
            CUSIP No. 053605 10 1                           Page 3 of 8 Pages
          -------------------------                       ---------------------

---------------- ------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 John Faltys
---------------- ------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)                          (a) / /
                                                                                                             (b) /X/

---------------- ------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- ------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (See Instructions)

                 00
---------------- ------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------------- ------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
------------------------- ----------- ---------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
       NUMBER OF                      2,172,713
         SHARES           ----------- ---------------------------------------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        0
       REPORTING          ----------- ---------------------------------------------------------------------------------
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                                      2,172,713
                          ----------- ---------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
---------------- ------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,172,713
---------------- ------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

---------------- ------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.9%
---------------- ------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (See Instructions)

                 IN
---------------- ------------------------------------------------------------------------------------------------------

                                       SCHEDULE 13D
          -------------------------                       ---------------------
            CUSIP No. 053605 10 1                           Page 4 of 8 Pages
          -------------------------                       ---------------------

---------------- ------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 David Haynes
---------------- ------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)                          (a) / /
                                                                                                             (b) /X/

---------------- ------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- ------------------------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS (See Instructions)

                 00
---------------- ------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------------- ------------------------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Canada
------------------------- ----------- ---------------------------------------------------------------------------------
                              7       SOLE VOTING POWER

       NUMBER OF                      1,539,403
         SHARES           ----------- ---------------------------------------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        0
       REPORTING          ----------- ---------------------------------------------------------------------------------
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                                      1,539,403
                          ----------- ---------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
---------------- ------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,539,403
---------------- ------------------------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

---------------- ------------------------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 11.8%
---------------- ------------------------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON (See Instructions)

                 IN
---------------- ------------------------------------------------------------------------------------------------------

                                       SCHEDULE 13D
          -------------------------                       ---------------------
            CUSIP No. 053605 10 1                           Page 5 of 8 Pages
          -------------------------                       ---------------------

Item 1.  Security and Issuer.

           The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of Avery Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603.

Item 2.    Identity and Background.

         The business address of John Faltys ("Faltys"), David Haynes ("Haynes"), and Joseph R. Simrell ("Simrell") is 18881 Von Karman, Suite 400, Irvine, California 92612. Faltys' principal occupation is chief technology officer of Primal Solutions, Inc. Haynes' principal occupation is vice president of marketing and business development of Primal Solutions, Inc. Simrell's principal occupation is chief financial officer of Primal Solutions, Inc. The principal business of Primal Solutions, Inc. is software development and sales. The address of the principal office of Primal Solutions, Inc. is 18881 Von Karman, Suite 400, Irvine, California 92612. Faltys and Simrell are citizens of the United States. Haynes is a citizen of Canada. None of these individuals has been convicted, during the last five years, in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The acquisition of the shares of Series G Preferred Stock of the Issuer, which is the subject matter of this Schedule 13D, is part of a larger transaction contemplated in the Primal Solutions, Inc. Preliminary Distribution Agreement, dated as of July 31, 2000 (the "Distribution Agreement"), entered into by and among the Issuer, Primal Solutions, Inc., a Delaware corporation, Faltys, Haynes, Simrell, Mark J. Nielsen ("Nielsen"), Arun Anand ("Anand"), Murari Choplappadi ("Choplappadi"), Sanjay Gupta ("Gupta"; collectively, with Faltys, Haynes, Simrell, Nielsen, Anand and Choplappadi, the "Old Primal Stockholders"), Thurston Group, Inc., a Delaware corporation ("Thurston Group"), Patrick J. Haynes, III ("Haynes III") and Scot M. McCormick ("McCormick").

         On September 30, 1999, Primal Systems, Inc., a California corporation ("Old Primal"), was merged with and into a wholly owned subsidiary of the Issuer and the name of the subsidiary was changed to Primal Solutions, Inc., a Delaware corporation ("Primal") (the "1999 Merger"). As part of the Primal merger agreement, Faltys acquired 593,008 shares of Series F Preferred Stock of the Issuer, Haynes acquired 420,156 shares of Series F Preferred Stock of the Issuer, and Simrell acquired 420,156 shares of Series F Preferred Stock of the Issuer. Pursuant to the Primal merger agreement, an additional 1,945,188 shares of the Series F Preferred Stock of the Issuer were issued at the closing and delivered into escrow to satisfy contingent liabilities. The release of these escrowed shares was also subject to Primal meeting certain agreed revenue tests during the 12-month period ended July 31, 2000. In addition, the former Primal stockholders could also receive up to an additional 4 million shares of Series F Preferred Stock of the Issuer as additional merger consideration if Primal met additional agreed revenue tests during the same 12-month period. (See Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on October 5, 1999, as well as subsequent reports of the Issuer filed with the Commission.)

         On August 1, 2000, pursuant to the terms of the Distribution Agreement:

                  (i) Faltys acquired a total of 1,579,705 shares of Series F Preferred Stock of the Issuer, of which 593,013 shares of Series F Preferred Stock were acquired through the release of shares from the escrow, and 986,692 shares of Series F Preferred Stock were issued as additional merger consideration. All of these shares of Series F Preferred Stock of the Issuer were immediately exchanged for 1,579,705 shares of Series G Preferred Stock of the Issuer.

                  (ii) Haynes acquired a total of 1,119,247 shares of Series F Preferred Stock of the Issuer, of which 420,159 shares of Series F Preferred Stock were acquired through the release of shares from the escrow, and 699,088 shares of Series F Preferred Stock were issued as additional merger consideration. All of these shares of Series F Preferred Stock of the Issuer were immediately exchanged for 1,119,247 shares of Series G Preferred Stock of the Issuer.

                  (iii) Simrell acquired a total of 1,119,247 shares of Series F Preferred Stock of the Issuer, of which 420,159 shares of Series F Preferred Stock were acquired through the release of shares from the escrow, and 699,088 shares of Series F Preferred Stock were issued as additional merger consideration. All of these shares of Series F Preferred Stock of the Issuer were

                                       SCHEDULE 13D
          -------------------------                       ---------------------
            CUSIP No. 053605 10 1                           Page 6 of 8 Pages
          -------------------------                       ---------------------

immediately exchanged for 1,119,247 shares of Series G Preferred Stock of the Issuer. (See Issuer's Current Report on Form 8-K filed with the Commission on August 15, 2000.)

         The shares of the Series G Preferred Stock are convertible into the Common Stock of the Issuer on a one-to-one basis upon the earlier of the date of
(i) the distribution or (ii) a "distribution failure event," as that term is defined in the Distribution Agreement.

Item 4.  Purpose of Transaction.

         The acquisition of the Series G Preferred Stock is part of a larger transaction contemplated in the Distribution Agreement. (See Item 3 above.) Pursuant to the Distribution Agreement, the equity securities of the Issuer's subsidiary, Primal, will be spun-off to the Issuer's stockholders. The Distribution Agreement calls for certain former stockholders of the Issuer, including Faltys, Haynes, and Simrell, to give irrevocable proxies to the Thurston Group to vote all of their shares of the Series G Preferred Stock and for the Thurston Group to give to such stockholders irrevocable proxies to vote all of the shares of Primal common stock that the Thurston Group will receive and/or control after the spin-off. This exchange of proxies is meant to separate the control of the Issuer and Primal and return, as closely as possible, to the situation that existed before the 1999 Merger.

         On July 31, 2000, Faltys, Haynes, and Simrell each executed and delivered to the Thurston Group irrevocable proxies to vote all shares of the Series G Preferred Stock respectively owned or held by such individual or thereafter acquired, and all shares of the Issuer's Common Stock respectively owned or held by such individual or thereafter that could be acquired upon conversion of the Series F Preferred Stock and the Series G Preferred Stock. During the effective period of the proxy, Faltys, Haynes, and Simrell do not have the power to vote and, due to certain dispositive restriction under the Pledge Agreements (see Item 6 below), do not have the power to dispose of their respective shares of the Series G Preferred Stock. (See Issuer's Current Report on Form 8-K filed with the Commission on August 15, 2000.)

         Under the terms of the proxies, the proxies will automatically terminate in the event a distribution failure event occurs and the distribution is not completed as set forth in the Distribution Agreement. Under the Distribution Agreement, the earliest date on which a "distribution failure event" can occur is December 31, 2000. In accordance with Rule 13d-3(d), each of Faltys, Haynes, and Simrell is deemed to beneficially own the Series G Preferred Stock because each has the right to acquire beneficial ownership thereof and the Common Stock into which the Series G Preferred Stock is convertible within 60 days of November 3, 2000. It is on this basis that the Schedule 13D is now being filed.

Item 5.  Interest in Securities of the Issuer.

         The filing of this Schedule 13D shall not be construed as an acknowledgment or admission that any of Faltys, Haynes, or Simrell is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D. The filing of this Schedule 13D shall not be construed as an acknowledgment or admission that any of Faltys, Haynes, or Simrell, for the purposes of Section 13(d) or 13(g) of the Act, affirms the existence of a group.

         Under certain circumstances set forth in the Distribution Agreement, if a "distribution failure event" occurs and the distribution is not completed as set forth in the Distribution Agreement, the proxies granted by Faltys, Haynes, and Simrell, respectively, to the Thurston Group will automatically terminate and (i) Faltys shall beneficially own a total of 2,172,713 shares of the Issuer's Series G Preferred Stock, which ownership would constitute approximately 15.9% percent of the Issuer's Common Stock; (ii) Haynes shall beneficially own a total of 1,539,403 shares of the Issuer's Series G Preferred Stock, which ownership would constitute approximately 11.8% of the Issuer's Common Stock; and (iii) Simrell shall beneficially own a total of 1,539,403 shares of the Issuer's Series G Preferred Stock, which ownership would constitute approximately 11.8 % of the Issuer's Common Stock.

         In the event Faltys, Haynes, and Simrell were viewed as a group, the group would beneficially own a total of 5,251,519 shares of the Issuer's Series G Preferred Stock, which beneficial ownership would constitute approximately 31.3% of the Issuer's Common Stock.

     Although the Distribution Agreement provides for other circumstances under which the proxies granted by Faltys, Haynes, and Simrell, respectively, to the Thurston Group may terminate upon a "distribution failure event", the aggregate numbers and percentages stated above in this Item 5 reflect the greatest number and percentage of beneficial ownership of Issuer's Series G Preferred Stock that Faltys, Haynes, and Simrell each may acquire pursuant to the terms and conditions of the Distribution Agreement. Furthermore, if the distribution occurs, the beneficial ownership of Issuer's Series G Preferred Stock by each Faltys, Haynes, and

                                       SCHEDULE 13D
          -------------------------                       ---------------------
            CUSIP No. 053605 10 1                           Page 7 of 8 Pages
          -------------------------                       ---------------------

Simrell would be less than as set forth above. (See Issuer's Current Report on Form 8-K filed with the Commission on August 15, 2000.)

         See Item 4 above regarding each Faltys', Haynes', and Simrell's power to vote his shares of Series G Preferred Stock and Item 6 below regarding the power to dispose his shares of Series G Preferred Stock and the right to receive dividends and sale proceeds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On July 31, 2000, Faltys, Haynes and Simrell each executed and delivered Non-Recourse Promissory Notes ("Promissory Notes") to the Issuer. On July 31, 2000, Faltys, Haynes, and Simrell each executed and delivered pledge agreements ("Pledge Agreements") which pledged their respective shares of Issuer's Series F Preferred Stock, Series G Preferred Stock, and Common Stock receivable upon the conversion of the Series F Preferred Stock or Series G Preferred Stock, then owned or thereafter acquired ("Collateral Stock"), to the Issuer, as collateral for the Promissory Notes. Under the Pledge Agreements, each of Faltys, Haynes, and Simrell is prohibited from selling, assigning or otherwise disposing of his Collateral Stock without the prior written consent of the Issuer, and each is obligated to deliver any distribution with respect to his respective Collateral Stock to the Issuer to be held as additional collateral. (See Issuer's current report on Form 8-K filed with the Commission on August 15, 2000)

         On July 31, 2000, Faltys, Haynes, and Simrell each executed and delivered to the Thurston Group irrevocable proxies to vote all shares of the Series G Preferred Stock respectively owned or held by such individual or thereafter acquired, and all shares of the Issuer's Common Stock respectively owned or held by such individual or thereafter acquired. The proxies will automatically terminate upon the occurrence of a distribution failure event. (See Item 4 above)

         On July 31, 2000, the Issuer, Primal, Faltys, Haynes, Simrell, and others entered into the Distribution Agreement. (See Item 3 above)

         On March 19, 1999, Primal, Old Primal, Faltys, Haynes, Simrell and others entered into the Primal merger agreement (entitled Agreement and Plan of Merger), including the amendments thereto (the "Primal Merger Agreement"). (See
Item 3 above, and see Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on October 5, 1999, as well as subsequent reports of the Issuer filed with the Commission.)

Item 7.  Material to be filed as Exhibits.

         The Distribution Agreement and the exhibits thereto were filed with the Form 8-K by the Issuer on August 15, 2000. The Distribution Agreement and the exhibits thereto are incorporated by reference herein.

         The Primal Merger Agreement was filed as Exhibit 2.5 to Issuer's Registration Statement on Form SB-2(Registration No.333-65133). Amendment No.1 to the Primal Merger Agreement was filed as Exhibit 2.6 to Issuer's
Registration Statement on Form SB-2 (Registration No.333-65133) and Amendment No.2 to the Primal Merger Agreement was filed as Exhibit 2.1 to Issuer's Current Report on Form 8-K, dated September 27, 1999. The Primal Merger Agreement, including its amendments, are incorporated by reference herein.

                                       SCHEDULE 13D
          -------------------------                       ---------------------
            CUSIP No. 053605 10 1                           Page 8 of 8 Pages
          -------------------------                       ---------------------

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 13, 2000



                                 By:   /s/ Joseph R. Simrell
                                       -----------------------------------------
                                           Joseph R. Simrell